

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2025

Christopher Knauf
Chief Financial Officer
Luvu Brands, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Luvu Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **Filed September 30, 2024**
> **File No. 000-53314**

Dear Christopher Knauf:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing